EXHIBIT 1

TRANSACTIONS DURING PAST 60 DAYS

The Reporting Persons engaged in the following transactions in Ordinary Shares of the Company during the past 60 days.  Such transactions involved the sale of shares on the NASDAQ Global Select Market.  The price reported below reflects the weighted average sale price of the Ordinary Shares sold on the relevant date.  The Reporting Persons hereby undertake to provide upon request to the SEC staff full information regarding the number of shares and prices at which each transaction was effected.

Date	Type	Price	Shares
12/9/2013	Sale	$ 29.6475 1	1,175,294

1 This transaction was executed in multiple trades at prices ranging from $29.59 – 29.68.